Intergraph Corporation PO Box 240000 Huntsville, AL 35824 p: 256.730.2000 www.intergraph.com

                                                                                            July 22, 2005

VIA FACSIMILE and EDGAR

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

            Re:    Form 10-K for Fiscal Year Ended December 31, 2004
                      Filed March 16, 2005
                      File No. 000-09722
                      Form 10-Q for Fiscal Quarter Ended March 31, 2005
                      Filed May 10, 2005
                      File No. 000-09722

Dear Mr. Krikorian:

        The following is a response to your comment letter of July 11, 2005 relating to the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q of Intergraph Corporation (collectively, the "Company") for the fiscal year ended December 31, 2004 and fiscal quarter ended March 31, 2005.  The numbering of the paragraphs below corresponds to the numbering of the comment letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.

We note that 5.4 million and 3.8 million shares were repurchased in connection with an Accelerated Stock Buyback ("ASB") during July 2004 and March 2005, respectively.  You indicate in your disclosure that the July 2004 ASB "concluded as of April 29, 2005... and the settlement amount owed to the financial intermediary was $4.5 million and was paid by May 4, 2005."  We note in the Accelerated Share Repurchase Transaction agreement dated July 28, 2004 that you have the option to elect Net Share Settlement over the default Cash Settlement method.  Tell us whether the settlement amount was paid in cash or stock for the July 2004 ASB.  Furthermore, tell us what management's plans are for settling the March 2005 ASB.  Explain to us how you considered the guidance in paragraph 29 of SFAS 128.

Response to Question 1:

The Company paid the settlement amount for the July 2004 ASB in cash.  The Company has not determined whether to settle the March 2005 ASB in cash or stock.  Paragraph 29 of SFAS 128 states that if the contract may be settled in either cash or stock at the election of the Company, it is presumed that the contract will be settled in stock and the resulting potential common shares included in diluted EPS if the effect is more dilutive.    Accordingly, because the Company had not determined that it would settle the July 2004 ASB in cash, consistent with paragraph 29 of SFAS 128, the Company presumed that the contract would be settled in stock and included these presumed shares in its calculation of diluted EPS.  Please refer to the Company's disclosure in Note 8 of Notes to Consolidated Financial Statements included in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005.

2.

Explain to us how you considered the disclosure requirements in paragraph 50 of EITF 00-19 when describing the accelerated share repurchase transactions and the related forward contracts. In this regard, please address the four bullet points of paragraph 50 in your response.

Response to Question 2:

Bullet point one of paragraph 50 states that in the case of an option or forward contract indexed to the issuer's equity, the pertinent information to be disclosed about the contract includes the forward rate, the option strike price, the number of issuer's shares to which the contract is indexed, the settlement date or dates of the contract, and the issuer's accounting for the contract (that is, as an asset, liability, or equity).  For the July 2004 ASB, the forward rate was $26.33 per share, the number of issuer's shares to which the contract was indexed was 3.8 million, the settlement date was May 4, 2005, and the contract was accounted for as an equity instrument.  The forward rate was previously disclosed in the Company's 2004 Form 10-K discussion of Liquidity and Capital Resources but was not included again in the Company's Q1 2005 Form 10-Q.  The number of shares and the settlement date were disclosed in the Company's Q1 2005 Form 10-Q discussion of Liquidity and Capital Resources. For the March 2005 ASB, the forward rate was $27.74 per share, the number of issuer's shares to which the contract was indexed was 5.4 million, the date of the contract is May 2, 2005 to March 21, 2006, and the contract is accounted for as an equity instrument.  The forward rate, number of shares and the contract dates were disclosed in the referenced Quarterly Report on Form 10-Q in the discussion of Liquidity and Capital Resources.  In future filings, the Company will also state that the March 2005 ASB was accounted for as an equity transaction.

Bullet point 2 of paragraph 50 states that if the terms of the contract provide settlement alternatives, those settlement alternatives should be disclosed, including who controls the settlement alternatives and the maximum number of shares that could be required to be issued to net share settle a contract, if applicable.  It also provides that if a contract does not have a fixed or determinable maximum number of shares that may be required to be issued, the fact that a potentially infinite number of shares could be required to be issued to settle the contract should be disclosed.  The terms of the ASBs provide for the settlement of the contract in either cash or stock, at the election of the Company.  The maximum number of shares that could be required to be issued to net share settle the contracts is fixed at 5 million shares.  The Company disclosed in the referenced Quarterly Report in its discussion of Liquidity and Capital Resources that the July 2004 ASB concluded as of April 29, 2005, and the settlement amount owed to the financial intermediary was paid.  In future filings, the Company will disclose that the March 2005 ASB provides for the settlement of the contract in either cash or stock, at the election of the Company, and that the maximum number of shares that could be required to be issued to net share settle the ASB is fixed at 5 million shares.

Bullet point 3 of paragraph 50 states that a contract's current fair value for each settlement alternative (denominated, as relevant, in monetary amounts or quantities of shares) and how changes in the price of the issuer's equity instruments affect those settlement amounts (for example, the issuer is obligated to issue an additional x shares or pay an additional y dollars in cash for each $1 decrease in stock price) should also be disclosed.  The Company has previously disclosed that the March 2005 ASB was "subject to a market price adjustment provision based on the volume weighted average market trading price over the period from May 2, 2005 to March 21, 2006."  In future filings the Company will also disclose that if the volume weighted average stock price over the contract period exceeds the initial purchase price per share (which is $27.74), the Company will make up the difference in its own stock or cash; and consequently, if the volume weighted average stock price over the contract period is less than the initial purchase price per share, the financial intermediary will pay the Company the difference.  At March 31, 2005, the number of shares presumed to settle the July 2004 ASB was 135,424.  In Note 8 of Notes to Consolidated Financial Statements the Company indicated these presumed shares are included in the calculation of diluted earnings per share. In future filings, the Company will also disclose the specific number of shares presumed to settle the March 2005 ASB and the current fair value for cash settlement.

Bullet point 4 of paragraph 50 states that the disclosures required by paragraph 8 of Statement 129 should be made for any equity instrument in the scope of this Issue that is (or would be if the issuer were a public company) classified as temporary equity.  The Company has determined that these disclosures are not required because the equity instruments under the ASB are not classified as temporary equity and prices to be paid pursuant to the ASBs are not fixed and determinable.

***********

               In addition, in connection with the Company's response to your comment letter, the Company acknowledges that:

                   •      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                   •      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                   •      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please advise us if we can provide further information or assistance to facilitate your review.  Please direct any questions concering our reponses to your questions and comments to our Chief Financial Officer, Larry J. Laster, at (256) 730-2171 or by facsimile at (256) 730-2048.

                                                                                       Sincerely yours,

                                                                                       R. Halsey Wise
                                                                                       President and Chief Executive Officer

cc:        Melissa Walsh, Securities and Exchange Commission
            Jason Niethamer (via facsmile), Securities and Exchange Commission
            Larry J. Laster, Intergraph Corporation
            Larry T. Miles, Intergraph Corporation
            J. Allen Overby, Bass, Berry & Sims PLC